SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the First Quarter 2008

BOVESPA[1]
(lot = 1 share)
TCSL3: R$7.75
TCSL4: R$5.70

NYSE [1]
(1 ADR = 10 PN shares)
TSU: US$34.35

(1) Closing prices of May 5th , 2008

1Q08 Conference Call

Conference Call in English
May 6th, 2008, at 09:00 Brasília time. (8:00 AM US ET)

Conference Call in Portuguese:
May 6th, 2008, at 11:00 AM Brasília time. (10:00 AM US ET)

For further information, please access the Company’s website: www.timpartri.com.br

IR Contacts

Gianandrea Castelli Rivolta
CFO and Investor Relations
Officer

Rogerio Tostes
(55 21) 4009-3742
rtostes@timbrasil.com.br

Leonardo Wanderley
(55 21) 4009-3751
lwanderley@timbrasil.com.br

Fabio Levy Costa
(55 21) 4009-3446
flcosta@timbrasil.com.br	Rio de Janeiro, May 6th, 2008 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the first quarter 2008 (1Q08). TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunication services through its mobile operator subsidiaries throughout Brazil. TIM was the first Brazilian mobile operator with a national presence and is the largest GSM operator in South America. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2007 (1Q07), except when otherwise indicated.

1Q08 Highlights
• Nationwide operation since 2002, resulting in more network infrastructure, points of sale, recharge and customer services than the competitors;

• TIM recorded a 23.7% growth in its customer base in a YoY comparison, while the national market grew 23.2% in the same period. At the end of March, TIM had 32.5 million customers with 1.3 million net additions in the 1Q08;

• Post-paid mix closed with 20.8% (compared with competitor’s average of 18.6%);

• TIM’s GSM coverage reached 92.8% of the country’s urban population, serving 2,706 cities (10% more than the 1Q07);

• Average revenue per user (ARPU) totaled R$29.5 in 1Q08, drop of 14.2% compared with 1Q07 due to the aggressiveness on traffic promotions, increase penetration of low income class and the traffic migration from incoming calls to on- net as a market trend.

• Total net revenue reached R$2,993 million in the quarter or 5.3% higher than the 1Q07. Net service revenues came 6.6% higher than the 1Q07 to R$2,838 million.

• Gross VAS revenues stood at R$ 327.1 million in the 1Q08, 29.0% higher than in the 1Q07 and accounting for 8.4% of total service revenue (compared to 7.1% in 1Q07).

• EBITDA margin in 1Q08 reached 17.9% (R$535.4 million EBITDA, a drop of 19.4% YoY). The EBITDA was impacted by modest revenue increase and higher level of bad debt provision.

• Bad debt provision reached R$271.7 million, equal to 9.6% of net service revenue (compared to 6.5% in 1Q07). Incremental bad debt expenses derived from an aggressive campaign in telesales distribution channel in the second half of 2007. The sales process through this channel has been remodeled, with a stricter credit policy.

• Company has fine tuned total revenues guidance as of 2008 mainly due to a decrease on handsets revenue growth. Our new target for total net revenue growth is around 9% instead of the >12% from the previous announcement. We are maintaining the other targets unchanged.

Message from Management

We present hereunder our results for the first quarter of 2008, which were below our expectations. This quarter’s performance was strongly impacted by telesales channel, which, although they added a substantial volume of clients to our base, generated additional bad debt. We have already fully remodeled this channel, introducing more controls and a stricter credit policy.

Also in this quarter, we had a negative impact of the delay in Anatel’s authorization to begin offering 3G services, which caused a temporary competitive imbalance. Nevertheless, we are certain that we have built a solid base, to support our growth with profitably; preparing the company with infra-structure, license services, offering convergent products, strong distribution chain and a series of partnerships, enabling us to follow our profitable growth trajectory in Brazil‘s new competitive market.

We are fully prepared for this new scenario, with a distinct competitive advantage, which is our commercial structure, nationwide operation since 2002, the largest points of sale, and recharge and customer service facilities.

This extensive capillarity will play a crucial role in optimizing the national launch of our new 3G+ service, ensuring that we are better positioned than our competitors.

Our focus is not limited to the expansion in revenue and the client base. We are also keeping a close eye on expenses and have begun a series of initiatives to enhance efficiency and reduce costs, which results are already expected for this year.

Our intention is to segment our initiatives, adopting a different approach for individuals, self-employed professionals and small, medium and large companies so they can take maximum advantage of our technology, enjoying all the benefits it provides.

Company has fine tuned total revenues guidance as of 2008 mainly due to a decrease on handsets revenue growth. Our new target for total net revenue growth is around 9% instead of the >12% from the previous announcement. We are maintaining the other targets unchanged.

Management

2 / 15

National penetration of 65.8% in the 1Q08 Market share of net addition stood at 26.5%	The Brazilian market closed March/08 with 125.8 million lines, 23.2% up from the 102.2 million registered in March/07. National penetration reached 65.8% and continues showing strong growth on mobile base, and in light of the positive scenario of economic growth and increased purchase power.

Total market net additions came to 4.8 million in the quarter, up by 116.3% on the 2.2 million in the same period of the previous year, a clear sign of the market’s resilient growth, and somewhat fueled by naked SIM-Card sale.

The Company added 1.3 million new clients to its base in the 1Q08, consolidating its substantial share of sector growth. TIM registered 26.5% of total market share net addition, confirming the constant good performance recorded in the past years, 2007FY (+27.7%) and 2006FY (+38.2%).

TIM Participações ends the first quarter with 32.5 million clients, 23.7% up from 1Q07 and again above market average growth of 23.2% for the same period. Our market position grew by 0.1 p.p. comparing to the 1Q07, totaling 25.9% of market share, while the first player has drop 1.1 p.p. in the same period. TIM and first player gap has narrowed to 1.4 p.p. (vs. 2.7 p.p. gap in the 1Q07).

The post-paid subscriber base stood at 6.8 million users in the quarter (19.0% up from 1Q07), while the pre-paid segment reached 25.8 million (24.9% up from 1Q07). As for the client mix, the post-paid accounted for 20.8% of total subscriber base. In 1Q08, we faced a decline in our post-paid base of 12.5 thousand, as a result of an austere policy towards ensuring the quality of the subscriber base, the same which has led the provision for bad debt to increase in this quarter.

TIM: largest GSM customer base	At the end of the quarter, 97.6% of TIM Participações’ clients were using GSM technology (against 92.1% in the 1Q07). TIM’s GSM coverage reached 92.8% of the country’s urban population, serving 2,706 cities (10% more than the 1Q07). The municipalities with GSM also have access to GPRS, while 1,737 have the additional benefit of the EDGE technology. These innovations facilitate access and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

3 / 15

Marketing Activities

Last year was marked by a strong transition: TIM became a provider of integrated mobile communication services rather than just a mobile telephony company. Further consolidating our image as a company focused on innovation, TIM launched the pioneering offerings ‘TIM Web’ for wireless Internet Access and ‘TIM Casa Flex’, a converging solution that integrates wireline and mobile telephony on a single chip and handset. In 2008, the Company will maintain its positioning, continuing to offer user-friendly technology. TIM sees technology not as an end in itself, but as a starting point to ‘Life beyond Technology’.

In this first quarter which is characterized by the lack of commemorative dates, TIM extended its Christmas promotions ‘Zero Tariff’ for the post-paid segment (500 minutes of local on-net calls for 6 months) and ‘7 centavos’ for the pre-paid segment.

In January, TIM launched an advertising campaign for its convergent offering, the ‘TIM Casa Flex’ plan. Advertising featured TIM Toys, Toy Art dolls that have become a global craze. In the post-paid segment, there are 700 minutes of local calls for only R$29.90 per month - 200 minutes of TIM Casa Flex calls to wireline numbers and a further 500 on-net minutes for six months if the client adheres to the ‘Zero Tariff’ promotion. In the pre-paid segment, the Company maintained its offering of R$9.90 for a package of 50 minutes of local calls to wireline numbers.

Still in the pre-paid segment, TIM launched another promotion in March, the ‘TIM is 10’ promotion, in which pre-paid clients receive ten times their recharge value for recharges of R$10 and above. The bonus can be used for local and national long-distance calls (CSP41), TIM numbers (wireline or mobile), wireline numbers for other operators (valid for some regions) and SMS messages to any TIM number.

In order to make it even simpler for pre-paid clients to buy credits, TIM has launched yet another novelty, ‘Express Credit’. The service allows clients of this segment to transfer recharges to other clients in GSM pre-paid or fixed-bill plans at a cost of R$0.10. Options include R$1, R$3, R$5, R$10 and R$15 recharges. The service is pre-activated for prepaid clients.

In the value-added service segment, in line with the strategy of making the base profitable, building customer loyalty and increasing the use of value-added services, TIM re-launched the ‘MegaTIM Messages’ promotion, with a package of 200 TIM SMS messages or TIM photo-messages for R$10 (a mere R$0.05 per message). In addition to this promotion, TIM also offers ‘Mega TIM Data’ - for only R$10 clients can acquire a 40MB package allowing downloads from the TIM WAP Portal, access content through partnerships established by TIM, and access the internet from their handsets. TIM customers will also be able to use these offerings during airplane journeys. TIM is the country’s first operator to offer international in-flight data roaming services in the countries where this service is available.

On April 16, the Company took yet another important step in its strategy of convergence, officially launching its third generation (3G) mobile telephony network, comprising a range of services and content, underlining TIM’s commitment to offering its clients life beyond technology, taking maximum advantage of the benefits that the new technology offers. None of our current clients will have to hire an additional service, change their tariff plan or change their TIM Chip to benefit from TIM’s 3G solutions, 3G+, provided they have handsets or modems compatible with the technology and live an area where 3G coverage is available.

4 / 15

Third-generation technology is an advanced form of mobile communications that allows clients to watch videos and several TV channels in real time, access online multimedia games, download heavy files, have fast internet access and make video calls, in addition to ensuring rapid mobile e-mail and instantaneous messaging. In order for TIM clients to enjoy the services and content in a transparent manner, TIM established major partnerships with household-name brands, including Google, HP, Microsoft, SKY, Band, MTV, Sony, Discovery Móvel, UOL, among others.

TIM’s 3G+ enabled another launch, ‘TIM Broadband Web’, fast wireless Internet which can be acquired under the ‘plug & play’ concept, whereby clients gain immediate access on payment, with no need for installation or technical assistance. ‘TIM Broadband Web’ is an evolution of ‘TIM Web’ and now offers speeds of up to 7Mbps and new unlimited access packages. The old ‘TIM Web’ packages will be maintained, but with an automatic upgrade to speeds of up to 1Mbps at no extra charge.

The 3G+ launch will further consolidate TIM’s image as an operator focused on innovation and meeting all of its client’s communication needs, combined with the strength of the TIM brand, present in all Brazilian states since 2002.

5 / 15

	Financial Performance

	Selected financial data [1]					R$ thousands

		1Q08	1Q07	% Y-o-Y	1Q08	4Q07	% Q-o-Q

	Total Gross Revenue	4,218,914	3,895,334	8.3%	4,218,914	4,667,445	-9.6%
	Gross Service Revenue	3,897,048	3,545,946	9.9%	3,897,048	4,177,513	-6.7%
	Gross Handset Revenue	321,866	349,388	-7.9%	321,866	489,932	-34.3%
	Total Net Revenue	2,992,958	2,843,173	5.3%	2,992,958	3,375,514	-11.3%
	Net Services Revenue	2,837,663	2,661,540	6.6%	2,837,663	3,099,698	-8.5%
	Net Handsets Sales	155,295	181,633	-14.5%	155,295	275,816	-43.7%
	EBITDA	535,364	664,052	-19.4%	535,364	914,837	-41.5%
	EBITDA Margin	17.9%	23.4%	-5.5 p.p.	17.9%	27.1%	-9.2 p.p.
	EBIT	(36,670)	81,786	-144.8%	(36,670)	312,666	-
	EBIT Margin	-1.2%	2.9%	-4.1 p.p.	-1.2%	9.3%	-10.5 p.p.
	Net Income (Loss)	(107,929)	(19,465)	454.5%	(107,929)	183,383	-

	Note: (1) Consolidated data

	Operating Revenues

Gross service revenue grew at 9.9% YoY	Total net revenue reached R$2,993 million in the quarter or 5.3% higher than the 1Q07. This growth was primarily due to the continued expansion of voice and value-added services (VAS), underlining the quality of TIM’s subscriber base. However, part of this growth was offset by low incoming revenue as a consequence of the traffic migration trend from incoming calls to on-net. The trend is explained by aggressive promotions in on-net calls pushed by the market as a whole. In addition we also highlight our strategy oriented to convergent service (e.i.: TIM-Casa) as a driver to reduce our dependence on income revenues.

VAS Revenue: 8.4% of gross service revenue	It is important to point out the company’s continuous efforts to encourage the use of value added services (VAS), through services such as internet connection ‘TIM Web’ for consumer and ‘Nosso link’ for corporate segment, which complement the service plans in all segments. More than 50% of “TIM Web”´s users were not our clients before; this shows the great opportunity of voice planning cross-selling and of an unattended demand to internet access, going with this into fixed telcos´ revenues. Gross VAS revenues stood at R$327.1 million in the 1Q08, 29.0% higher than in the 1Q07 and accounting for 8.4% of total service revenue (compared to 7.1% in 1Q07). Innovative services (MMS, downloads etc.) accounted for 54% of these revenues.

ARPU: impacted by strong growth in subscribers base	Average revenue per user (ARPU) totaled R$29.5 in the 1Q08, down from R$34.4 in the 1Q07, as a result of strong subscribers growth in the period (trailing 12 months net addition of 6.2 million in 1Q08 vs 5.3 million in 1Q07) coupled with the aggressiveness on traffic promotions, increased penetration of low income class and the reduction of incoming calls due to the market push on the “on-net offers”. Also VAS promotions were put into place as to safeguard positioning and for education in light of recent launch of 3G+ service. The decline from the 4Q07 (R$34.5) to the 1Q08 reflects primarily the characteristic seasonal effects in the compared periods and the aforementioned impact of promotions.

6 / 15

Operating Costs and Expenses

Operating costs performance linked to customer base expansion	Operating costs and expenses totaled R$2,458 million in 1Q08 versus R$2,179 million in the 1Q07, an increase of 12.8% YoY. This increase results from the expansion in variable costs (i.e.: interconnections and bad debt provision) following the strong client base growth in the period (+23.7% YoY), the bad debt additional provision for Televenda channel and an extra expenditure due to network cost related to 3G deployment.

Network and interconnection costs came in at R$1,045 million in 1Q08, up 14.9% from the R$909 million in 1Q07. The growth was due to the year-on-year expansion in traffic volume and the higher customer base, especially in the post-paid customers (+19.0% YoY) that is characterized by higher usage patterns, aligned to that there was an expansion on off-net calls Mobile-to-Fixed following some promotions. It is important to highlight the the increase on fixed cost for the deployment of the 3G network.

The cost of goods sold, related basically to handset and accessory sales, stood at R$263.2 million in the 1Q08, flat year-on-year, due to a decrease in handset average price (partially affected by R$/US$ currency appreciation), but offset by higher subsidy (for high value segment).

Selling expenses totaled R$598.1 million in 1Q08, 4.6% up from the 1Q07, showing commercial channel efficiency, given that the gross addition grew 22.0% in the period. In addition, the customer base expansion in the period impacted variable expenses related to the FISTEL tax.

Lower SAC on YoY basis	Subscriber acquisition costs (SAC) totaled R$117 in 1Q08, down from R$124 in the 1Q07. The decrease on acquisition cost was largely due to lower commission and advertising expenses. The SAC/ARPU ratio grew to 4.1 months in 1Q08 up from 3.8 months in the 1Q07.

General and administrative expenses (G&A) – excluding depreciation/amortization and personnel expenses – closed 1Q08 at R$123.8 million, versus R$112.6 million in 1Q07, largely impacted by higher third parties services but fairly stable as a percentage of total revenues.

Quarterly personnel expenses totaled R$162.6 million an increase of 6.9% compared to R$152.2 million on 1Q07, mainly due to an increase of commercial/sales force.

Bad debt expenses came at R$271.7 million in the 1Q08 equal to 9.6% of net service revenue (compared to 6.5% in 1Q07). The main reason for such increase is related to an aggressive sale strategy in the telesale channel, which was restructured with new rules and strict credit analysis. Were we to adjust the provision for bad debt stripping out the amounts generated by the telesales channel, normalized bad debt provision would be close to its historical level (of around 6% of net service revenues), meaning a provision of approximately to R$176.7 million.

Other net operating revenue totaled R$6.4 million in the 1Q08, versus R$2.7 million revenues in 1Q07. Other operating revenues basically comprise fines paid by clients related to past due payments or service cancellations offset by operating expenses such as provision for contingencies and taxes on operating transactions.

7 / 15

EBIT impacted by bad debt increase	EBITDA

First-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$535.4 million (and margin of 17.9%), 19.4% lower than the 1Q07. However reported EBITDA was impacted by bad debt provision increase of about R$95 million, as a result of the aforementioned occurrence in telesales channel. Stripping out the additional bad debt provision, first-quarter EBITDA would have been approximately R$630.4 million (and margin of 21.1%).

Depreciation and Amortization

Depreciation and amortization expenses amounted to R$572.0 million, 1.8% bellow the R$582.3 million reported in the 1Q07. This decrease reflects the fully TDMA platform depreciation.

EBIT

EBIT (operating result before interest and taxes) totaled a loss of R$36.7 million in the 1Q08, compared with a gain of R$81.8 million in 1Q07, mainly due to the EBITDA effect (and partially offset by lower depreciation and amortization).

Net Financial Result

Net financial expenses totaled R$56.1 million in the quarter, 11.4% below the same period of 2007, mainly explained by lower financial expenses due to the termination of CPMF tax.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided for by tax law. In the 1Q07, income and social contribution taxes totaled R$12.6 million and totally arising from the installment to amortize the goodwill resulting from the company’s privatization.

8 / 15

Net loss under bad debt effect Stable net Financial position YoY Net cash flow impacted by FISTEL tax collection
Net Income/(Loss)

TIM Participações ended 1Q08 with a net loss of R$107.9 million, down from a loss of R$19.5 million posted in 1Q07, largely impacted by the additional bad debt provision.

Capex

Investments totaled R$272.6 million in the first quarter Of the total capital expenditure in the quarter, 56% were allocated to the expansion and improvement of the quality and capacity of our network, and also the 3G network installation. Regarding the 3G licenses, as we were awaiting the Federal Audit Court (TCU) accordance on this matter, the capex of R$1.3 billion will be accounted only in the 2Q08.

Net debt position

At the close of the first quarter, the Company’s net debt (total debt less cash and cash equivalents) totaled R$2,096 million, above the R$1,583 million reported at the end of the 1Q07, this increase is due to the payment of the FISTEL tax that occurred this year at the 1Q08 (where in 2007 the payment was booked in the 2Q07).

On March 31, 2008, gross debt amounted at R$2,755 million, an increase when compared to the R$2,092 million recorded at the same period a year ago. The Company’s debt mostly comprises long-term loans and financing from the BNDES (National Development Bank) and the BNB (Banco do Nordeste do Brasil), as well as short-term borrowings from financial institutions. Cash and cash equivalents amounted to R$660 million in the 1Q08, mainly made up of highly liquid financial investments.

Net cash flow was R$1,122.3 million negative in the 1Q08, explained by a negative FCF of R$1,086.3 million (mainly due to cash-out of 4Q07’s capex and FISTEL tax collection)and negative non-operating FCF of R$36.0 million. First-quarter net cash flow was impacted by the payment of Fistel (R$428.3 million), and if adjusted by this payment, net cash flow would be negative in R$694.0 million in the 1Q08 (compared to R$555.6 million negative in 1Q07).

	Ownership Breakdown

		ON	%	PN	%	Total	%
	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S/A	645,850,478	81.24	981,514,052	63.78	1,627,364,530	69.73
	FREE FLOAT	149,141,191	18.76	557,458,442	36.22	706,599,633	30.27
	TOTAL	794,991,669	100.00	1,538,972,494	100.00	2,333,964,163	100.00

	Dividends
R$212.0 million of dividends
Management approved the distribution of 100% of 2007 adjusted net income, in the amount of R$72.3 million and the distribution of the balance of the expansion reserve in the amount of R$139.7 million to shareholders of preferred shares. The amount to be distributed is of R$212.0 million and is equivalent to R$0.1377 per preferred share and R$1.377 per ADR (10 preferred shares). The proposal was approved by the Company’s annual shareholders´ meeting held in April, 2008, and the payment is due to June 17, 2008.

9 / 15

2008 Total Net Revenues Guidance Revision

Company has fine tuned total revenues guidance as of 2008 mainly due to a decrease on handsets revenue growth. Our new target for total net revenue growth is around 9% instead of the >12% from the previous announcement. We are maintaining the other targets unchanged.

About TIM Participações S.A.

Through its subsidiaries, TIM Participações is Brazil’s largest personal mobile telephony operator, employing GSM (Global System for Mobile Communications)technology. The Company operates under its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A.

Focused on sustainable and profitable growth, TIM concentrates its operations in higher-value customers in all of its business segments: prepaid, postpaid and corporate. Towards this aim, the Company has invested heavily in quality enhancement and differentiating its products and services, while seeking to develop innovative and low-cost offerings.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group.

Since the launch of its operations in Brazil, the Telecom Italia Group has maintained a strong focus on its brand, which today enjoys nationwide recognition and is synonymous with innovation and the first choice of customers, especially in the corporate business.

TIM Participações has the largest mobile data transmission network in Brazil, using GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for Global Evolution) technologies, which enable internet connections from any mobile device (laptops, personal digital assistants – PDAs, and mobile handsets) without requiring a modem, at any time and in any location covered by the Company’s GSM network. 3G come to enhance the data transmissions making possible the competition on the broadband market.

TIM Participações´s shares are traded in São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and in New York Stock Exchange (NYSE: TSU).

• Second largest company in terms of client numbers
• Largest GSM operator in number of clients
• The largest mobile data transmission network
• Launch of 3G with no need to change the SIM Card or tariff plan

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

10 / 15

ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)

Attachment 2:	Income Statements (BR GAAP)

Attachment 3:	Cash Flow Statements (BR GAAP)

Attachment 4:	EBITDA Calculation Statement (BR GAAP)

Attachment 5:	Consolidated Operational Indicators

Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.timpartri.com.br

11 / 15

Attachment 1 TIM PARTICIPAÇÕES S.A. Balance Sheet (BR GAAP) (R$ Thousand)

DESCRIPTION	Mar/2008	Dec/2007%

ASSETS	13,663,346	14,546,325	-6.1%

CURRENT ASSETS	4,683,905	5,270,150	-11.1%
Cash and cash equivalents	609,293	1,117,410	-45.5%
Short-term investments	50,444	55,255	-8.7%
Accounts receivable	2,701,779	3,029,930	-10.8%
Inventories	251,883	278,126	-9.4%
Recoverable Taxes	478,285	495,932	-3.6%
Deferred income and social contribution taxes	16,817	29,429	-42.9%
Prepaid expenses	545,144	240,087	127.1%
Other assets	30,260	23,981	26.2%

NONCURRENT	8,979,441	9,276,175	-3.2%

Long-term investments	3,917	3,989	-1.8%
Recoverable Taxes	228,211	233,482	-2.3%
Judicial deposits	115,098	102,402	12.4%
Prepaid expenses	7,850	7,806	0.6%
Other assets	7,267	7,274	-0.1%

PERMANENT ASSETS
Investments	4,752	5,148	-7.7%
Property, plant and equipment	6,791,032	7,021,819	-3.3%
Intangibles	1,641,643	1,704,000	-3.7%
Deferred	179,671	190,255	-5.6%

LIABILITIES	13,663,346	14,546,325	-6.1%

CURRENT LIABILITIES	4,248,268	5,038,727	-15.7%
Suppliers	1,879,919	3,143,331	-40.2%
Loans and financing	1,423,510	804,011	77.1%
Salaries and related charges	124,693	110,553	12.8%
Taxes, charges and contributions	406,068	570,346	-28.8%
Authorizations payable	34,791	34,791	0.0%
Dividends and interest on shareholders’ equity payable	239,312	239,508	-0.1%
Other liabilities	139,975	136,187	2.8%

NONCURRENT LIABILITIES	1,772,521	1,757,112	0.9%

Loans and financing	1,331,754	1,341,858	-0.8%
Provision for contingencies	236,195	215,740	9.5%
Pension plan	7,377	7,377	0.0%
Asset retirement obligations	197,195	192,137	2.6%

SHAREHOLDERS' EQUITY	7,642,557	7,750,486	-1.4%
Capital	7,550,525	7,550,525	0.0%
Capital reserves	97,415	97,415	0.0%
Income reserves	102,546	102,546	0.0%
Net Loss for the period	(107,929)	-

12 / 15

Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP) (R$ Thousand)

DESCRIPTION	1T08	1T07%

Gross Revenues	4,218,914	3,895,334	8.3%
Telecommunications Services	3,897,048	3,545,946	9.9%
Telecommunications Services - Mobile	3,896,677	3,545,946	9.9%
Telecommunications Services - Fixed	371	-	-
Handset sales	321,866	349,388	-7.9%
Discounts and deductions	(1,225,956)	(1,052,161)	16.5%
Taxes and discounts on services	(1,059,385)	(884,406)	19.8%
Taxes and discounts on handset sales	(166,571)	(167,755)	-0.7%
Net Revenues	2,992,958	2,843,173	5.3%
Services	2,837,663	2,661,540	6.6%
Handset revenues	155,295	181,633	-14.5%
Operating Expenses	(2,457,594)	(2,179,121)	12.8%
Personal expenses	(162,625)	(152,173)	6.9%
Selling & marketing expenses	(598,141)	(571,742)	4.6%
Network & interconnection	(1,044,547)	(908,735)	14.9%
General & administrative	(123,779)	(112,562)	10.0%
Cost Of Goods and Service	(263,235)	(263,619)	-0.1%
Bad Debt	(271,701)	(172,968)	57.1%
Other operational revenues (expenses)	6,434	2,678	140.3%
EBITDA	535,364	664,052	-19.4%
EBITDA - Margin over total net revenues	17.9%	23.4%	-5.5 p.p
Depreciation & amortization	(572,034)	(582,266)	-1.8%
Depreciation	(319,733)	(365,592)	-12.5%
Amortization	(252,301)	(216,674)	16.4%
EBIT	(36,670)	81,786	-144.8%
EBIT - Margin over total net revenues	-1.2%	2.9%	-4.1 p.p
Other non-operational revenues (expenses)	(2,575)	(1,156)	122.8%
Net Financial Results	(56,071)	(63,255)	-11.4%
Financial expenses	(71,475)	(87,387)	-18.2%
Net exchange variance	(9,145)	561	-
Financial income	24,549	23,571	4.1%
Income (loss) before taxes and Minorities	(95,316)	17,375	-648.6%
Income tax and social contribution	(12,613)	(36,840)	-65.8%
Net Loss	(107,929)	(19,465)	454.5%

13 / 15

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP) (R$ Thousand)

	1Q08	1Q07

EBIT	(36,670)	81,786
Depreciation and Amortization	572,034	582,266
Capital Expenditures	(272,642)	(254,970)
Changes in Net Operating Working Capital	(1,349,056)	(914,556)
FREE OPERATING CASH FLOW	(1,086,334)	(505,474)
Income and Social Contribution Taxes	0	(24,227)
Dividends and Interest on Own Capital	(196)	(170)
Net Financial Income	(56,071)	(63,255)
Other changes	20,278	37,489
NET CASH FLOW	(1,122,323)	(555,637)

Attachment 4
TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	1Q08	1Q07

Net Loss	(107,929)	(19,465)
(+) Provision for Income Tax and Social Contribution	(12,613)	(36,840)
(+/-) Non-Operational Results	(2,575)	(1,156)
(-) Net Financial Results	(56,071)	(63,255)
EBIT	(36,670)	81,786
(-) Amortization and Depretiation	(572,034)	(582,266)
EBITDA	535,364	664,052

14 / 15

Attachment 5
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	1Q08	4Q07	1Q07	QoQ %	YoY %

Estimated Population in the Region (million)	191.1	190.5	188.5	0.3%	1.4%
Municipalities Served - GSM	2,706	2,655	2,460	1.9%	10.0%
Brazilian Wireless Subscriber Base (million)	125.8	121.0	102.2	4.0%	23.2%
Estimated Total Penetration	65.8%	63.5%	54.2%	2.3 p.p.	11.6 p.p.
Market Share	25.9%	25.8%	25.4%	-0.1 p.p.	0.4 p.p.
Total Lines	32,532,999	31,253,701	26,306,699	4.1%	23.7%
Prepaid	25,774,920	24,483,100	20,629,112	5.3%	24.9%
Postpaid	6,758,079	6,770,601	5,677,587	-0.2%	19.0%
Gross Additions	3,787,323	4,575,952	3,105,344	-17.2%	22.0%
Net Additions	1,279,298	2,094,179	896,221	-38.9%	42.7%
Churn	7.9%	8.5%	8.7%	-0.5 p.p	-0.8 p.p
TOTAL ARPU	R$29.5	R$34.5	R$34.4	-14.5%	-14.2%
TOTAL MOU	94	106	89	-11.6%	5.2%
Investment (R$ million)	272.6	1,007.2	255.0	-72.9%	6.9%
Employees	10,097	10,043	9,520	0.5%	6.1%

Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue– per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

15 / 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 6, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.